UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

INCORPORATION BY REFERENCE

This report and exhibit are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on January 18, 2022 (File No. 333-262202), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2022

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura

Name: Carlos Alberto Bezerra de Moura

Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit Description of Exhibit

5.1	Opinion of Barbosa, Müssnich Aragão Advogados as to matters of Brazilian law relating to the common shares.
23.2	Consent of Barbosa, Müssnich Aragão Advogados (included in Exhibit 5.1).